ARTICLES OF AMENDMENT

(BOARD OF DIRECTORS OR INCORPORATORS)

Wyoming Secretary of State

Phone (307) 777-7311/7312

The Capitol Building, Room 110

Fax (307) 777-5339

200 W. 24th Street

E-mail: corporations@state.wy.us

Cheyenne, WY 82002-0020

1.

The name of the corporation is ASHWOOD ACQUISITION, INC.

2.

Article I is amended as follows:

“ASHWOOD ACQUISITION, INC. will further be known as Pinnacle Oil & Gas Group, Inc.”

3.

If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself are: n/a

4.

The date of each amendment’s adoption is: March 31, 2008

5.

The amendment was adopted by the Incorporators without shareholder action and shareholder action was not required.

Date: March 31, 2008

Signed:/s/ Deanna Montemayor

Title: Wyoming Corporate Services, Inc., Incorporator